Exhibit 99.1

Sono Group N.V. interim condensed consolidated financial statements as of and for the six months ended June 30, 2024

2

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Interim Condensed Consolidated Statements of Income (Loss)

		Six months ended
	Note	June 30, 2024 (unaudited)	June 30, 2023 (unaudited)
		kEUR	kEUR
Revenue	5.2	-	42
Cost of goods sold	5.2	-	(70)
Gross loss		-	(28)
Cost of development expenses	5.3	(557)	(16,029)
Selling and distribution expenses		(242)	(1,054)
General and administrative expenses	5.4	(2,874)	(8,090)
Other operating (expenses)/income	5.5	70	(9,065)
Gain/(loss) on deconsolidation/reconsolidation	5.5.1	63,491	(2,877)
Operating Income/(Loss)		59,888	(37,143)

Interest and similar income	5.6	5,688	5,172
Interest and similar expenses	5.6	(4,936)	(2,705)
Income/(Loss) before tax		60,640	(34,676)
Taxes on income		-	-
Deferred taxes on expense		-	-
Income/(Loss) for the period		60,640	(34,676)
Loss per share in EUR	7.1	0.56	(0.33)
Weighted average number of shares for calculation of earnings per share (in 000’s)		108,672	105,637

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Interim Condensed Consolidated Balance Sheets

	Note	June 30, 2024 Unaudited	Dec. 31, 2023 Audited
		kEUR	kEUR

ASSETS
Noncurrent assets
Property, plant and equipment	6.1	76	-
Right-of-use assets	6.1.1	1,023	-
Other financial assets		50	1,037
		1,149	1,037
Current assets
Work in progress		6	-
Other financial assets	6.2	8	156
Other non-financial assets	6.3	487	266
Cash and cash equivalents		2,191	7,412
		2,692	7,834
Total assets		3,841	8,871

EQUITY AND LIABILITIES
Equity	6.4
Subscribed capital		10,843	10,840
Capital and other reserves		287,903	287,926
Accumulated deficit		(323,698)	(384,338)
Total Equity		(24,952)	(85,572)

Noncurrent liabilities
Financial liabilities	6.6	938	987
		938	987

Current liabilities
Financial liabilities	6.7	26,578	38,102
Trade and other payables	6.8	713	1,491
Other liabilities		564	3
Provisions	6.9	-	1,628
Parental guarantee		-	52,232
		27,855	93,456
Total equity and liabilities		3,841	8,871

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Interim Condensed Consolidated Statement of Changes in Equity

	Subscribed Capital (unaudited)	Capital & Other Reserves (unaudited)	Accumulated Deficit (unaudited)	Total Equity (unaudited)
	kEUR	kEUR	kEUR	kEUR
Equity on December 31, 2022	9,957	277,308	(330,778)	(43,513)
Convertible debt conversion	894	10,111	-	11,005
Share options exercised	6	-	-	6
Share based compensation		(1,068)		(1,068)
Other	-		68	68
Loss for six months ended June 30, 2023	-	-	(34,676)	(34,676)
Equity June 30, 2023	10,857	286,351	(365,386)	(68,178)

Equity December 31, 2023	10,840	287,926	(384,338)	(85,572)
Other	3	(23)	-	(20)
Income for the six months ended June 30, 2024	-	-	60,640	60,640
Equity June 30, 2024	10,843	287,903	(323,698)	(24,952)

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Interim Condensed Consolidated Statements of Cash Flows

For the Six Months Ended	June 30, 2024 kEUR	June 30, 2023 kEUR
	kEUR	kEUR
Operating Activities
Income/(loss) for the period	60,640	(34,676)
Adjustments for:
Depreciation of property, plant and equipment	6	26
Impairment of property, plant and equipment	-	3,840
Depreciation of right-to-use asset	50	-
Expenses for share-based payment transactions	-	(2,114)
Other non-cash expenses /(income)	1,062	7,769
Interest and similar income	(5,633)	2,704
Interest and similar expense	4,881	-
Movements in provisions	(53,860)	41,595
Decrease/(increase) in trade receivables and other assets	1,044	24,009
Increase/(decrease) in trade payables	(15,194)	(2,219)
Increase/(decrease) in advance payments received from customers	-	(49,642)
Interest paid	56	(37)
Net cash flows from operating activities	(6,948)	(8,745)
Investing Activities
Consolidation/(deconsolidation) of Sono GMBH	1,305	(7,548)
Purchase of equipment	(17)	(3,840)
Net cash flows from investing activities	1,288	(11,388)
Financing Activities
Proceeds from exercise of stock options	492	1,052
Payments on principal portion of lease liabilities	(23)	(1,433)
Net cash flow from financing activities	469	(381)
Net increase (decrease) in cash and cash equivalents	(5,191)	(20,514)
Effect of currency translation on cash and cash equivalents	(30)	(333)
Cash and cash equivalents at beginning of year	7,412	30,357
Cash and cash equivalents at June 30, 2024	2,191	9,510

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Notes To the Interim Condensed Balance Sheet and Profit and Loss Statement

1. General information

Sono Group N.V. (“Sono N.V.” or the “Company”) is registered in the business register (Netherlands Chamber of Commerce) and its corporate seat is in Amsterdam. In November 2021, the Company successfully completed an initial public offering (IPO) and became listed on The Nasdaq Global Market (“Nasdaq Global Market”). The Company’s ordinary shares commenced trading on the Nasdaq Global Market under the ticker symbol “SEV” on November 17, 2021. On July 12, 2023 and August 28, 2023, the Company received notices from Nasdaq Global Market stating that the staff of the Listing Qualifications Department (the “Staff”) had determined that the Company’s securities will be delisted from Nasdaq in accordance with Nasdaq’s Listing Rules and notifying the Company of the suspension in trading of its ordinary shares as of the opening of business on July 21, 2023. On December 11, 2023, the Company received a decision of the Nasdaq Hearings Panel (the “Panel”) advising the Company that the Panel has determined to delist the Company’s ordinary shares from Nasdaq. On February 15, 2024, Nasdaq filed a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission (the “SEC”) to complete the delisting. On July 2, 2024, the quoting of the Company’s ordinary shares commenced on OTCQB under the ticker symbol “SEVCF”.

The Company has its management in the United States of America since January 31, 2024. Prior to this date, the Company’s management was based in Germany. The business address of the Company is Waldmeisterstraße 93, 80935 Munich, Germany (trade register number: 80683568). Sono N.V.’s sole and wholly-owned subsidiary, Sono Motors GmbH (“Sono Motors” or the “Subsidiary”), is registered in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich, Germany, under HRB 224131. Sono Motors’ registered headquarters is Waldmeisterstraße 93, 80935 Munich, Germany. Sono N.V. is the ultimate parent of the Group. Hereinafter, Sono N.V. and its consolidated subsidiary collectively are referred to as “Sono Group”, or the “Group”, “Management”, “we” and “us”.

Sono Group intended to develop and manufacture electric vehicles with integrated solar panels (the “Sion passenger car program”). In addition, it planned to license its solar technology to other Original Equipment Manufacturers (OEMs). However, on February 24, 2023, Sono Group announced the decision to terminate the Sion passenger car program and to pivot the business model to exclusively retrofitting and integrating Sono Group’s solar technology onto third party vehicles due to lack of available funding. As a consequence, Management decided to apply for the opening of the self-administration proceedings with respect to Sono N.V. and Sono Motors (the “Self-Administration Proceedings”) on May 15, 2023. The Subsidiary withdrew its application for Preliminary Self-Administration Proceedings (as defined herein) on January 31, 2024, and the Subsidiary exited its Self-Administration Proceedings on February 29, 2024. See “Note 3.1 Going concern” for additional information.

2. Basis of preparation of consolidated interim financial statements

The consolidated financial statements of Sono Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are presented in euro, which is also the Group’s functional currency. Unless otherwise stated, all amounts are presented in thousands of euros (“kEUR”).

The interim condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these interim condensed consolidated financial statements are to be read in conjunction with the annual financial statements for the year ended December 31, 2023. The consolidated balance sheet as of December 31, 2023 was derived from audited financial statements although certain amounts have been reclassified to conform to the 2024 presentation. Additionally, the Company corrected an error identified in the valuation of the parental guarantee at June 30, 2023 and the related impact to Other operating income for the six month period then ended. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting new accounting standards.

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The consolidated financial statements reflect the assets, liabilities and results of operations of Sono N.V. and those of its wholly-owned subsidiary, Sono Motors, over which Sono N.V. had control. Control over an entity exists when Sono N.V. is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Sono Motors was fully consolidated into Sono N.V. On May 19, 2023, Sono N.V. lost control of Sono Motors due to the opening of the self-administration proceedings and the appointment of a custodian (Sachwalter). After this event, Sono N.V. no longer had the power to direct the activities of Sono Motors. The results of Sono Motors are consolidated up until the loss of control in the consolidated financial statements. In accordance with IFRS 10 Consolidated Financial Statements, Sono Group derecognized the assets and liabilities of Sono Motors from the consolidated statement of financial position, which led to significant movements in the assets and liabilities. The interest in Sono Motors is accounted for as a financial instrument in Sono N.V. with a fair value of zero. The asset and liability balances that Sono N.V. had with Sono Motors were previously intercompany and therefore eliminated on consolidation. These balances were reinstated. Due to a hard comfort letter between Sono N.V. and Sono Motors, Sono N.V. then recognized a parental guaranteed provision (see accounting policies and Note 6.9 Provisions). Control was obtained again once Sono Motors exited its Self-Administration Proceedings on February 29, 2024, and therefore Sono Motors is consolidated once again on this date within the Group.

The fiscal year of both Group entities corresponds to the calendar year ending December 31.

The assets and liabilities of both companies included in the consolidated financial statements are recognized in accordance with the uniform accounting policies used within the Sono Group, which complies with IFRS as issued by the IASB.

For periods of consolidation, June 30, 2024 , the consolidation process involved adjusting the items in the separate financial statements of the parent and its subsidiary and presenting them as if they were those of a single economic entity. Therefore, all intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Sono Group were eliminated upon consolidation.

Deferred taxes, if any, are recognized for consolidation adjustments, and deferred tax assets and liabilities are offset where taxes are levied by the same tax authority and have the same maturity.

Standards adopted in 2024

The following standards have been published and have mandatory adoption:

Mandatory for fiscal years beginning on or after
IAS 1 Classification of liabilities as current or non-current (Amendments)	January 1, 2024
IAS 7 and IFRS 7 supplier finance arrangements (Amendments)	January 1, 2024
IFRS 16 Leases on sale and leaseback (Amendments)	January 1, 2024

All Standards or amendments made to the existing Standards that have been issued by the International Accounting Standards Board and which were effective by January 1, 2024, were not applicable or material to the interim condensed consolidated financial statements of the Group.

3. Significant accounting policies

3.1 Going concern

Management assessed Sono Group’s ability to continue as a going concern, evaluating whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern using all information available about the future, focusing on the twelve-month period following the issuance date of the interim consolidated financial statements.

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Historically, Sono Group financed its operations primarily through capital raises and loans from shareholders and private investors (including its IPO in November 2021), as well as through advance payments received from customers. Since inception, Sono Group has incurred recurring losses and negative cash flows from operations. The accumulated deficit amounts to kEUR 323,698 and negative equity totals kEUR 24,952 as of June 30, 2024.

During the second half of 2022, however, attempts to raise additional financing through equity offerings failed due to deteriorating market conditions and investor sentiment and other factors. On December 7, 2022, the Company issued convertible debentures to YA II PN, Ltd. (“Yorkville”) with an aggregate nominal amount of kUSD 31,100 (kEUR 29,485). Given that this amount was insufficient to realize serial production and against the backdrop of otherwise unfavorable market conditions, Sono Group announced a special community campaign on December 8, 2022 with the goal of raising approximately kEUR 105,000, principally by means of additional prepayments from customers and/or additional investor financing. The campaign was not successful and hence no additional financing was raised. Consequently, on February 24, 2023, Management decided to terminate the Sion passenger car program and focus on the development of Sono Group’s solar technology solutions, which requires significantly lower levels of investment than the development of the Sion passenger car program. Sono Motors offered its reservation holders a repayment plan to reimburse reservation holders of Sono Motors for advance payments in three installments (May 2023, June 2024 and January 2025).

On May 15, 2023, due to the fact that the first installment to repay advance payments to customers became due and Sono Group had not succeeded in raising additional funds, the Company’s management ultimately concluded that Sono Motors was over-indebted and faced impending illiquidity (drohende Zahlungsunfähigkeit) with Sono N.V., in turn, becoming over-indebted and also facing impending illiquidity. As a consequence, Management decided to apply for the opening of the Self-Administration Proceedings with respect to Sono N.V. and Sono Motors with the goal of sustainably restructuring both companies. Accordingly, on May 15, 2023, Sono N.V. applied to the insolvency court of the local court of Munich, Germany (the “Court”) to permit the opening of a self-administration proceeding (Eigenverwaltung) pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day, Sono Motors applied to the same Court to permit the opening of a self-administration proceeding in the form of a protective shield proceeding (Schutzschirmverfahren) pursuant Section 270 (d) of the German Insolvency Code. On May 17 and May 19, 2023, respectively, the Court admitted the opening of Self-Administration Proceedings with respect to Sono N.V. and Sono Motors on a preliminary basis (the “Preliminary Self-Administration Proceedings”). The Court also appointed preliminary custodians for each of Sono N.V. and Sono Motors in their respective Preliminary Self-Administration Proceedings. On September 1, 2023, the Court opened the Self-Administration Proceedings with respect to Sono Motors (the “Subsidiary Self-Administration Proceedings”).

Yorkville, as one of the largest creditors of Sono N.V., started negotiations in the course of the insolvency proceedings and committed to provide financing to the Company (the “First Commitment”), subject to the Companies’ compliance with the terms of the investment-related agreements entered into by the Company and Yorkville in connection therewith, including, among others, the restructuring agreement (as amended from time to time, the “Restructuring Agreement”) and the funding commitment letter with respect to the First Commitment (as amended from time to time, the “Funding Commitment Letter” and together with the Restructuring Agreement and the ancillary agreements entered into in connection therewith, (the “Yorkville Agreements”)). Pursuant to the Yorkville Agreements, which became effective on November 20, 2023, Yorkville committed to provide limited financing to the Company, subject to the satisfaction of certain conditions precedent and our compliance with certain covenants and other obligations set forth in the Yorkville Agreements. The aim of the Yorkville Agreements and the transactions contemplated therein was the planned restructuring of Sono N.V. and Sono Motors, with the intention of enabling the Company to withdraw its application for its Preliminary Self-Administration Proceedings and enabling the Subsidiary to exit the Subsidiary Self-Administration Proceedings via a plan (the “Plan”) under the German Insolvency Code. The Plan was filed with the Court on December 7, 2023 for approval by the Subsidiary’s creditors and subsequent confirmation by the Court. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023, and the Court confirmed on January 26, 2024 that the Plan became legally binding. On January 31, 2024, Sono N.V. withdrew its application for its Preliminary Self-Administration Proceedings with the Court. The Subsidiary exited its Self-Administration Proceedings on February 29, 2024.

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On April 30, 2024, Yorkville committed additional financing to the Company (the “Second Commitment” and together with the First Commitment, the “Yorkville Investment”) by way of an amendment to the Funding Commitment Letter. The Company expects the Yorkville Investment to position the Group to obtain sufficient funding for their restructured business operations through June 30, 2025 (the “Funding Period”), based on a mutually agreed business plan focused on the planned development of Sono Group’s business operations related to the Solar Bus Kit and similar retrofit solar products. The funding of the first tranche of the Yorkville Investment occurred on February 6, 2024 for mEUR 4.0 (or USD 4,317,600) (the “First Tranche”). The second funding of mEUR 3.0 occurred in September, 2024 (the “Second Tranche”). The third and the fourth tranches of mEUR 1.0 each are expected to be made in January 2025 and in April 2025, respectively.

Under the terms of the Yorkville Agreements, the tranches of the Yorkville Investment are funded by way of new interest-bearing convertible debentures. The new convertible debenture issued to Yorkville on February 5, 2024 in connection with the funding of the First Tranche will mature on July 1, 2025, and each subsequent new convertible debenture will mature on the earlier of (i) July 1, 2025 or (ii) 12 months from the issuance date of such new debenture. Under the terms of the continuation agreement between the Company and the Subsidiary and the back-to-back letter of comfort from the Company to the Subsidiary, each entered into in connection with the Yorkville Investment, funds are paid by the Company to the Subsidiary by way of intercompany loans. In the event of a shortfall during the Funding Period, Yorkville will provide additional funds to the Company, provided that agreements are reached in good faith on an adjusted budget for the Funding Period.

Yorkville’s obligation to provide funding pursuant to the terms of the Funding Commitment letter is subject to the absence of certain termination events or events of default. If such an event occurs, Yorkville would have the right, at its sole discretion, to cancel any funding commitments still available, meaning that the Company would no longer be able to draw down on unused portions of the commitment amount, and to exercise all of its rights under any of the new convertible debentures as if an event of default had occurred. For details regarding termination events / events of default, refer to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on June 21, 2024.

Based on the above-outlined plans, the Company’s going concern status is subject to various risks and uncertainties, as more fully described in “Item 3. Key Information—D. Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023. Some of the principal risks associated with the Company’s going concern status include, but are not limited to, the following:

●	Sono Group’s ability to comply on an ongoing basis with the terms of the Yorkville Agreements and thereby gain access to the unfunded portion of the Yorkville Investment;

●	Sono Group’s ability to meet the assumptions underlying the mutually-agreed business plan with Yorkville (focusing on the development of the Solar Bus Kit business and similar retrofit solar products) so that the committed financing by Yorkville is sufficient to allow the Company to continue as a going concern through June 30, 2025, including, without limitation, Sono Group’s ability to enter into additional customer contracts to start generating additional revenues, Sono Group’s ability to reach commercial production with its offerings beyond the Solar Bus Kit; Sono Group’s ability to keep to cost assumptions and margins expected to be realized, Sono Group’s ability to retain essential employees, Sono Group’s ability to maintain relationships with suppliers and enter into planned relationships with new suppliers, Sono Group’s ability to find additional independent distributors for its Solar Bus Kit and similar retrofit solar products as planned;

●	Sono Group’s ability to obtain additional financing from third parties in order to fund the business from July 2025 onwards and to be able to repay any remaining amounts owed in connection with the funding provided by Yorkville when due (both for the convertible debentures liability of Sono N.V. and the intercompany loan to be paid back by Sono Motors);

●	Sono Group’s ability to attract additional and retain existing key employees and hire additional qualified technical and engineering personnel to develop the planned business; and

●	the risk that defined termination conditions or events of default will occur, which can cause Yorkville, at its sole discretion, to cancel any additional funding commitments still available which can lead, in absence of alternative funding possibilities, to insolvency and liquidation of the Company.

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Because of the risks and uncertainties, there is no certainty as to Sono Group’s ability to continue as a going concern. Sono Group will need to raise additional funds through public or private debt or equity financing or other means to fund the Group’s business beyond June 2025, should the Yorkville Investment continue to be concluded and implemented as planned. Sono Group’s access to required additional financing is limited, and for the foreseeable future will likely continue to be limited, if it is available at all, as of July 1, 2025 and beyond. Even though the Company and the Subsidiary have successfully emerged from their respective Self-Administration Proceedings, they might be adversely affected by the possible reluctance of prospective lenders or investors and other counterparties to do business with a company that has recently emerged from such proceedings. Therefore, adequate funds may not be available when needed or may not be available on favorable terms and thus the Company and Group might not be able to continue as a going concern.

Based on the above, over the twelve-month period following the issuance date of the consolidated financial statements, there is a risk that Sono Group deviates from the mutually-agreed business plan which could lead to Yorkville not providing the agreed financing or additional funding being required if funding requirements are greater than projected. Alternative funding would then need to be found through private debt or equity financing or other means. Consequently, there is substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4. Segment information

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by management (chief operating decision maker within the meaning of IFRS 8). Sono Group is a start-up company that has not yet started production. As all significant activities of the Group relate to the development of the retrofitting for commercial vehicles, and management makes decisions about allocating resources and assessing performance based on the entity as a whole, Management has determined that Sono Group operates in one operating and reportable business segment.

5. Disclosures to the interim condensed consolidated statements of income or loss

5.1 Significant events and transactions

On May 15, 2023 Sono Motors applied for the opening of its Self-Administration Proceedings. As a result, Sono Motors was deconsolidated due to a loss of control and was recorded as an equity method investment pursuant to IAS 21. The Subsidiary was deemed to have no fair value and accordingly the investment had no carrying value. Consistent with the equity method of accounting, losses sustained by Sono Motors during the period beginning May 15, 2023 through the date it exited the Subsidiary Self-Administration Proceedings and the Company regained control, February 29, 2024, were not reported in the consolidated results of operations. The impact of the Self-Administration Proceedings resulted in a complete extinguishment of debt for all claims related to the Sion endeavor and all assets, including cash, related to the same were relinquished to the Court for purposes of settling creditor claims. This transaction was accounted for as an extinguishment of debt and resulted in a recapitalization of Sono Motors. Beginning March 1, 2024, Sono Motors results of operations are included in the interim condensed consolidated statement of income or loss.

5.2 Revenue and cost of goods sold

For the six-month period ended June 30, 2023 the Company recorded revenue and cost of goods sold in the amount of kEUR 42 and kEUR (70) respectively. Revenue and cost of goods sold mainly relates to the integration of Sono Group’s patented solar technology across other transportation platforms. Cost of goods sold include raw material consumed, personnel cost, change in provision for onerous contracts and impairment of work in progress for loss making contracts. For the six months ended June 30, 2024, there was no revenue or cost of goods sold as the Company was undertaking restructuring initiatives related to pursuing retro fitting opportunities.

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5.3 Cost of development

The table below presents details on the cost of research and development:

	Six Months Ended
	6/30/24	6/30/23
	kEUR	kEUR
Development cost of prototypes	87	4,082
Personnel expenses	443	8,131
Impairment	-	3,187
Software fees and subscriptions	11	522
Professional services	-	110
Depreciation and amortization	6	26
Other	10	(29)
Total cost of development	557	16,029

There are no research expenses included in the profit and loss of Sono Group in the first half of 2024 and prior periods, as the Group does not perform research. As the capitalization criteria for development cost have not been met, all development expenses were recognized in profit or loss as incurred in the reporting period and the previous reporting periods. The decrease in expenses relates to the discontinuation of Sono Motors’ Sion. The impairment in 2023 relates to fixed assets, namely property, plant and equipment and is the result of the decision to terminate the Sion passenger car program.

5.4 General and administrative expenses

The table below presents details on the general and administrative expenses:

	Six Months Ended
	6/30/24	6/30/23
	kEUR	kEUR
Professional services	1,743	3,380
Personnel expenses	556	1,998
Insurance	70	2,330
Software licenses	111	325
Money transfer fees	3	24
Other	391	33
Total general and administrative expense	2,874	8,090

Personnel expenses are mainly comprised of employees responsible for Finance, Human Resources, Business Development, Administration etc. Professional services include accounting, tax and legal services as well as other services performed by external parties such as the preparation of annual and interim consolidated financial statements in accordance with IFRS, services provided by our independent auditor, as well as legal and tax services received.

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5.5 Other operating income/expenses

The table below presents details on the other operating income/expenses:

	Six Months Ended
	6/30/24	6/30/23
	kEUR	kEUR
Income from currency valuation	-	62
Government grant	101	16
Miscellaneous income	-	908
Other operating income	101	986
Expense from currency valuation	27	454
Advance payments received from customers VAT	-	7,763
Miscellaneous expense	4	1,834
Other operating expenses	31	10,051
OTHER OPERATING INCOME/(EXPENSES)	70	(9,065)

A nominal amount of kEUR101 was received related to grant subsidy funding from the European Commission. There are no obligations related to continued commitment to or funding from the related project.

5.5.1 Gain/(loss) on deconsolidation/reconsolidation

In May of 2023 Sono Motors GmbH entered into voluntary insolvency proceedings. As a result, Sono NV lost control of the subsidiary and deconsolidated the business unit. The Company recorded a deconsolidation loss of kEUR 2,877 for the six months ended June 30, 2023.

As discussed in Notes 2 and 5.1 above, Sono NV entered into guarantee through the issuance of a comfort letter assuming responsibility for funding Sono Motors. On February 29, 2024 Sono Motors exited from voluntary insolvency through a negotiated settlement agreement. The agreement extinguished all debts by and between Sono NV and Sono Motors GmbH. At March 1, 2024, the parental guarantee and related debts were extinguished and the net assets of Sono Motors GmbH were reconsolidated resulting in a net gain of kEUR63,491.

5.6 Interest and similar expenses

Interest and similar expenses

Interest and similar expenses consist primarily of activity related to accounting for hybrid debt financing and derivative activity. Interest expense for the six-month periods ending June 30, 2024 and 2023 amounted to kEUR 4,882 and kEUR 2,705 respectively. Interest income for the six-month periods ending June 30, 2024 and 2023 amounted to kEUR 5,633 and 5,172 respectively.

The following table reflects the components of interest and similar expenses:

	Six Months Ended
	6/30/24	6/30/23
	kEUR	kEUR
Derivative day-one loss	4,202	(366)
Convertible debt forex	727	-
Financial liabilities	7	3,033
Total interest and similar expenses	4,936	2,705

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The following table reflects the components of interest and similar income:

	Six Months Ended
	6/30/24	6/30/23
	kEUR	kEUR
Embedded derivative	5,627	-
Embedded derivative forex	6	-
Advance payments received from customers	-	5,172
Lease Liability	55	-
Total interest and similar income	5,688	5,172

6. Interim condensed consolidated balance sheet disclosures

6.1 Property, plant and equipment

The following table summarizes the movement in the net book value of property, plant and equipment for the six-month period ended June 30, 2024:

	Six Months Ended
	6/30/24	6/30/23
	kEUR	kEUR
Historical cost
Balance January 1,	-	1,715
Additions	17	2
Deconsolidation subtractions		(1,717)
Reconsolidation additions	161	-
Balance June 30,	178	-
Accumulated Depreciation
Balance January 1,	-	(1,344)
Depreciation expense	(6)	(29)
Impairment		(2)
Deconsolidation subtractions		1,375
Reconsolidation additions	(96)	-
Balance June 30,	(102)	-
Carrying amount Jan 1,	-	371
Carrying amount June 30,	76	-

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During the six months ended June 30, 2024 property, plant and equipment was primarily impacted by Sono Motors’ Self-Administration Proceedings. As of February 29, 2024, Sono Motors exited its Self-Administration Proceedings in accordance with the Plan, which settled creditor claims related to the legacy Sion business in exchange for certain assets of Sono Motors with the excluded assets remaining with the Company and reconsolidated. Accordingly, the movement in property, plant and equipment relates primarily to the implementation of the Plan and reconsolidation of the Subsidiary.

6.1.1 Right of use asset

Sono Motors leases buildings and warehouses at its headquarters in Munich. At June 30, 2024, the remaining lease terms for the buildings were 3.5 to 7.5 years.

Buildings
kEUR
Right-of-use assets on January 1, 2023	778
Depreciation of right-of-use asset	(75)
Deconsolidation of Subsidiary	(703)
Right-of-use asset on December 31, 2023	-
Reconsolidation of Subsidiary	1,073
Depreciation of right-of-use asset	(50)
Right-of-use asset June 30, 2024	1,023
Interest expense on lease liabilities December 31, 2023	48
Interest expense on lease liabilities six months ended June 30, 2024	8

6.2 Other current financial assets

The below table displays information on financial instruments included in other current financial assets:

	June 30, 2024	December 31, 2023
	kEUR	kEUR
Other	8	13
Sublease asset - related party	-	143
Total other current financial assets	8	156

During the six months ended June 30, 2024 the Company terminated its sublease agreement with Sono Motors GmbH.. Other current financial assets consist primarily of prepayments related to salaries and wages.

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6.3 Other current non-financial assets

The below table displays information on financial instruments included in other current non-financial assets:

	June 30, 2024	December 31, 2023
	kEUR	kEUR
Prepayments	249	117
VAT receivable	240	149
Total other current non-financial assets	489	266

At June 30, 2024, prepayments reflect prepaid operating expense items and vendor deposits.

6.4 Equity

Total equity of Sono Group comprises subscribed capital, capital reserves, other reserves and accumulated deficit. At June 30, 2024 and December 31, 2023, the subscribed capital amounted to kEUR 10,843 and kEUR 10,840 respectively and represented 108,711,643 and 108,667,115 fully paid-in member shares with a par value of EUR 0.06 (ordinary shares EUR 0.06 and EUR 1.50 and high voting shares, EUR 1.50). Capital reserves include any amounts paid in by the owners that exceed the member shares’ par value. Other reserves include mainly effects from equity-settled stock-options. Accumulated deficit consists of losses from prior periods.

From January 1, 2023, through March 31. 2023 and in accordance with the convertible debenture agreements from December 7, December 8, and December 20, 2022, between the Company and Yorkville, the Company issued 14,625,800 ordinary shares to Yorkville to convert a principal amount of kUSD 10,850 (kEUR 10,099) plus accrued interest of kUSD 145 )kEUR 135)

6.5 Financial liabilities

6.5.1 Financial liabilities overview

6.5.1.1 Offsetting of financial assets and liabilities

Sono Group neither applies offsetting in the balance sheet nor has any instruments that are subject to a legally enforceable master netting arrangement or a similar agreement.

6.5.1.2 Carrying amounts and fair values

	June 30, 2024
	Carrying Amount	Category (IFRS 9)	Fair Value	Fair Value Level
	kEUR		kEUR
Noncurrent financial assets
Other financial assets
Security deposits	50	AC	n/a*	-
Current financial assets
Other financial assets
Cash and cash equivalents	2,191	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Lease liabilities	938	-	-	-
Current financial liabilities
Financial liabilities
Convertible debentures (host contracts)	21,776	FLAC	21,776	3
Convertible debentures (embedded derivatives)	4,002	FVTPL	4,002	3
Convertible debentures (deferred day-one gain)	1,043	-	-	-
Convertible debentures (day-one loss)	(364)	-	-	-
Lease liabilities	121	-	-	-
Trade payables	713	FLAC	n/a*	n/a
Other payables	564	FLAC	n/a*	n/a

* The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

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	December 31, 2024
	Carrying Amount	Category (IFRS 9)	Fair Value	Fair Value Level
	kEUR		kEUR
Noncurrent financial assets
Other financial assets
Sublease asset	987	AC	979	2
Security deposits	50	AC	43	2
Current financial assets
Other financial assets
Sublease asset	143	AC	166	2
Cash and cash equivalents	7,412	AC	n/a*	n/a
Noncurrent financial liabilities
Lease liabilities	987	-	-	-
Current financial liabilities
Financial liabilities
Affiliate payable	14,798	FLAC	n/a*	n/a
Convertible debentures (host contracts)	15,042	FLAC	16,771	3
Convertible debentures (embedded derivatives)	5,808	FVTPL	5,808	3
Convertible debentures (deferred day 1 gain)	2,311	-	-	-
Lease liabilities	143	-	-	-
Trade payables	1,221	FLAC	n/a*	n/a
Other payables	270	FLAC	n/a*	n/a

* The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29.

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The carrying amounts of each of the categories listed above as defined according to IFRS 9 as of the reporting dates were as follows:

	June 30, 2024	December 31,2023
	kEUR	kEUR
Financial assets measured at amortized cost (AC)	2,241	8,462
Financial liabilities measured at amortized cost (FLAC)	23,053	31,204
Financial liabilities measured at fair value through profit or loss (FVTPL)	4,002	5,808

The following table presents the changes in the recurring level 3 fair value measurements (i.e., derivatives embedded in the convertible debentures) for the period ended June 30, 2024 and December 31, 2023.

	Yorkville 1-3 Derivative	Yorkville 4 Derivative	Total Embedded Derivatives
	kEUR	kEUR	kEUR
Carrying Value December 31, 2023	5,808	-	5,808
Issue date February 2, 2024	-	1,279	1,279
Change in Fair Value interest expense	(2,555)	(699)	(3,254)
Foreign exchange effect	169	-	169
Carrying value June 30, 2024	3,422	580	4,002

All financial assets and liabilities for which the fair value is measured or disclosed in the consolidated financial statements are categorized according to the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 - Inputs are quoted prices in (unadjusted) active markets for identical assets or liabilities.

●	Level 2 - Inputs are inputs, other than quoted prices included within Level 1, which are directly or indirectly observable.

●	Level 3 - Inputs are unobservable for the asset or liability.

6.5.2 Convertible debentures

Yorkville Convertible Debentures 1-3

From January 1, 2023, through March 31, 2023 and in accordance with the 2022 convertible debenture agreements from December 7, December 8, and December 20, 2022, between the Company and Yorkville, the Company issued 14,625,800 ordinary shares to Yorkville to convert a principal amount of kUSD 10,850 (kEUR 10,099) plus accrued interest of kUSD 145 (kEUR 135).

In November 2023, the contractual terms of the 2022 convertible debentures were renegotiated and significantly amended. The amendment resulted in substantially different terms of the contract and, consequently, in derecognition of the original financial liability. A new financial liability, the modified convertible debentures, was recognized.

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The significant differences to the 2022 convertible debentures are as follows: If not converted (either partially or in whole), the modified convertible debentures are repayable, including interest, at maturity on July 1, 2025; The conversion price is the lower of USD 0.25 and 85% of the minimum daily volume-weighted average price on the seven trading days before conversion but not lower than the “floor price” of 20% of the closing price on the trading day immediately prior to the effective date of the amendment to convertible debentures, dated as of November 17, 2023; The trading volume limitations are the same as the 2022 convertible debentures, including that Yorkville shall not have the right to convert any portion of the debentures or receive ordinary shares that would result in it and its affiliates beneficially owing in excess of 4.99% of the number of ordinary shares outstanding immediately after conversion, other than the change in the “fixed conversion price”.

The deferred day-one gains will be amortized pro rata on a straight-line basis until the end of October 2024.

Yorkville Convertible Debentures 4

On February 2, 2024 the Company issued a convertible debenture to Yorkville with an aggregate nominal amount of kUSD 4,318 (kEUR 4,000) and an interest rate of 12% p.a. (18% p.a. upon event of default or “triggering event”). On August 30, 2024 the Company issued a convertible debenture to Yorkville with an aggregate nominal amount of kUSD 3,338 (kEUR 3,000) and an interest rate of 12% p.a. (18% p.a. upon event of default or “triggering event”). The 2024 convertible debentures are convertible into ordinary shares of the Company. The number of ordinary shares issuable upon conversion is determined by dividing the conversion amount (portion of principal and/or accrued interest to be converted) by the conversion price. The conversion price was the lower of USD .25 or 85% of the minimum daily volume-weighted average price on the seven trading days before conversion.

Any conversion is subject to certain limitations and conditions, including that Yorkville shall not have the right to convert any portion of the debentures or receive ordinary shares that would result in it and its affiliates beneficially owing in excess of 4.99% of the number of ordinary shares outstanding immediately after conversion.

Further limitations were the trading volume, the conversion price of the shares, and the conversion amount. The agreement was subject to several default event clauses, which could have accelerated repayment.

The contractual rights, in particular the conversion rights, can lead to changed cash flows and represent embedded derivative, so that the contract consisted of a host contract and embedded derivative as financial instruments. The embedded derivative (measured at FVTPL) was separated from the host (measured at amortized cost) and accounted for separately, as the economic characteristics and risks are not closely related to the host. The conversion rights of the 2024 convertible debentures were not an equity instrument but a liability, as the conversion features of the loan lead to a conversion into a variable number of shares. The conversion features and any other options provided for in the contracts of the 2024 convertible debentures that have to be bifurcated were treated as a combined embedded derivative as they share the same risk exposure and are interdependent. As the fair value of the 2024 convertible debentures (total fair values of the host contract and embedded derivatives) differed from the transaction price at initial recognition, this difference kEUR 755 was deferred (day-one loss) calculated as the difference between the inception date fair of kEUR 4,755 and net proceeds of kEUR 4,000. The carrying amount of the host contracts and embedded derivatives are presented in the same financial statement line item net of the deferred day-one losses or gains. The deferred day-one losses are being amortized pro rata on a straight-line basis until the end of October 2024.

The main input factors that flow into the valuation model include the observable input factors share price, exchange rate USD/ EUR and risk-free interest rate. Management assessed that the main unobservable input factors are the credit spread, probability of default, expected recovery rate in case of event of default, expected monthly conversion amounts in equity and expected share price volatility.

The following judgments, estimates and assumptions were made in relation to these input factors:

●	The risk-free interest rate is based on the 12-month rates of Secured Overnight Financing Rates (SOFR) which is in line with the 12-month time horizon of the maturity date and simulation model.
●	The interest rate used in the discounted cash flow model is adjusted for the credit spread with the assumption that Sono Group ́s credit risk is equivalent to a Standard & Poor's rating scale of C or a Moody's rating scale of Caa-3.

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The conversion schedule for the convertible debentures is based on three possible scenarios weighted with relevant probabilities. Scenario one: expected average monthly trading volumes over the time period until the conversion of the total amount of the modified convertible debentures at the end of October 2024. Scenario two: expected average monthly trading volumes over the time period until the conversion of the total amount of the modified convertible debentures at the end of June 2025. Scenario three: expected average monthly trading volumes over the time period until the conversion of the total amount of the modified convertible debentures at the end of December 2025, which would include an extension of the maturity of the modified convertible debentures to December 2025.

Due to the stock trading volume for the Group’s shares being significantly lower than in the previous year, a peer group of shares with similar characteristics as Sono Group was used instead of Sono Group’s shares to assess the expected share price volatility for the modified convertible debentures.

As of the December 31, 2023 and June 30, 2024 balance sheet dates, the contractual rights to extend the term or to early repay the modified convertible debentures was assumed not to be exercised, based on the expected conversion schedule, therefore these rights are not modeled. This is not necessarily indicative of exercise patterns that may occur.

The following table reflects the carrying amount of the total hybrid :

	Loan 1	Subordinated Loans	Convertible Debentures*	Total
	kEUR	kEUR	kEUR	kEUR
December 31, 2022	1,318	2,475	28,448	32,241
Subsequent measurement	19	57	6,338	6,414
Deconsolidation of subsidiary	(1,337)	(2,532)	-	(3,869)
Effect of currency translation	-	-	(723)	(723)
Conversion to equity	-	-	(10,902)	(10,902)
December 31, 2023	-	-	23,161	23,161
Initial recognition	-	-	4,000	4,000
Subsequent measurement	-	-	(1,431)	1,431
Effect of currency translation	-	-	727	727
June 30, 2024	-	-	26,457	26,457

*amounts presented are for the 2022 convertible debentures and the modified convertible debentures; amounts presented are the sum of the host contracts, embedded derivatives and deferred day-one losses or gains

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6.6 Other noncurrent financial liabilities

	June 30, 2024	December 31, 2023
	kEUR	kEUR
Lease liabilities	938	987
Total other noncurrent financial liabilities	938	987

The lease liability relates to the Company’s corporate offices and the balance consists of the remaining lease payment obligation due from June 30, 2025 through the end of the lease agreement.

6.7 Current financial liabilities

	June 30, 2024	December 31, 2023
	kEUR	kEUR
Loans	26,457	23,161
Current payables (affiliated companies)	-	14,798
Lease liabilities	121	143
Total current financial liabilities	26,578	38,102

The affiliate company balance relates to amounts owed to Sono Motors with no repayment terms and therefore classified as current. This balance was settled as part of the Plan to exit insolvency that was presented and accepted by the Court effective February 29, 2024.

6.8 Trade and other payables

	June 30, 2024	December 31, 2023
	kEUR	kEUR
Trade payables	121	1,221
Other payables	592	270
Total trade and other payables	713	1,491

6.9 Provisions

	Balance January 1, 2024	Usage	Reversals	Balance June 30, 2024
	kEUR	kEUR	kEUR	kEUR
Other provisions	397	(397)	-	-
Personnel cost	-	-	-	-
Audit provisions	1,231	(1,231)	-	-
Total provisions	1,628	(1,628)	-	-

The provision relates primarily to services to prepare consolidated annual financial statements in accordance with IFRS and services provided by our independent auditors. Provisions established at December 31, 2023 were expended and the Company had no additional provisional items to accrue at June 30, 2024.

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6.9.1 Parental guarantee

Sono N.V. signed a hard comfort letter for the benefit of Sono Motors and had the obligation to provide Sono Motors with financial resources in such a way that Sono Motors is able to meet all its current and future obligations as the obligations fall due for payment. This obligation is recognized as a provision in 2023. Sono Motors exited voluntary insolvency proceedings in February of 2024 and as an integral part of the negotiated settlement agreement was relinquished from all debt by and between Sono NV and Sono Motors. Accordingly, the liability was extinguished with a corresponding charge to income.

7 Other disclosures

7.1 Earnings per share

Basic earnings per share is calculated by dividing earnings attributable to Sono N.V. shareholders by the weighted average number of ordinary and high voting shares outstanding during the reporting period. The high voting shares entitle the shareholders to additional voting rights but not to higher dividend rights. There are currently no factors resulting in a dilution of earnings per share due to the income/(loss) for each period presented. As a result, basic earnings per share equals diluted earnings per share.

	Six Months Ended
	6/30/24	6/30/23
	kEUR	kEUR
Net income /(loss)	60,640	(49,294)
Weighted average shares outstanding	108,672	105,637
Earnings per share	0.56	(0.47)

7.2 Related parties

Related parties of Sono Group include the following persons as well as their close family members:

●	C-level Management
●	Significant shareholders - Jona Christians and Laurin Hahn
●	Supervisory Board members

Further, related parties of Sono Group also include the following entities:

●	Sono Motors Management UG
●	Sono Motors Investment UG
●	SVSE, LLC

SVSE, LLC (“SVSE”) owns 17,306,251 Ordinary Shares of the Company and 3,000,000 high voting shares of the Company. The sole member of SVSE is George O’Leary, our chief executive officer and chief financial officer and the sole member of the Company’s management board.

Sono N.V. controlled Sono Motors GmbH through May of 2023 when it lost control due to insolvency proceedings. In February 2024, Sono Motors GmbH exited the Subsidiary Self-Administration Proceedings and Sono N.V. regained control.

7.3 Subsequent events

On July 2, 2024, the quoting of the Company’s ordinary shares commenced on OTCQB under the ticker symbol “SEVCF”.

The Company received the second tranche of the Yorkville Investment of mEUR 3.0 in September 2024. A corresponding convertible debenture was issued to Yorkville for approximately mUSD 3.3.